[LETTERHEAD OF GLADSTONE INVESTMENT CORPORATION]

December 13, 2007

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	Gladstone Investment Corporation
DEFA14A
Accession Number 0001104659-07-050247 filed June 27, 2007

Ladies and Gentlemen:

Please be advised that on June 27, 2007, a DEFA14A was transmitted on behalf of the above named Registrant, receiving an Accession Number of 0001104659-07-050247. It has been determined that the Submission Type DEFA14A was incorrect. The Registrant intended to file the submission under the correct Submission Type for this filing, which should have been DEF14A.

Upon realization of the error, the Registrant directed that the submission be filed again, in its entirety, using the correct Submission Type DEF14A.

The Registrant hereby requests that the Commission disregard the filing made in error and directs the Commission’s attention to the correct submission with the Accession Number 0001104659-07-088731 filed on December 13, 2007.

Sincerely,

/s/ Harry Brill
Chief Financial Officer